Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee
FMC Corporation

We consent to the incorporation by reference in the registration statements (Nos. 333-18383, 333-69805, 333-69714, 333-111456, 333-172387, and 333-172388) on Form S-8 of FMC Corporation of our report dated June 17, 2011 with respect to the statements of net assets available for benefits of FMC Corporation Savings and Investment Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the FMC Corporation Savings and Investment Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 17, 2011